

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

September 13, 2013

Frank Sorrentino III
Chairman and Chief Executive Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

>   **Re: ConnectOne Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 23, 2016**
> **File No. 333-213260**

Dear Mr. Sorrentino:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 11

Conversion or Exchange Rights, page 14

1.   We note your statement that your debt securities may be converted or exchanged for "our other securities or property." To the extent that you plan to include the securities of another issuer in a conversion or exchange (for example, if you plan to exchange debt securities for securities of one of your subsidiaries), please provide an analysis as to why registration under the Securities Act is not required at this time. Please also confirm that you will include disclosure regarding the issuer of any third party securities in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June

24, 1996). Alternatively, please revise to indicate that the debt securities may be converted or exchanged exclusively for property other than securities.

Incorporation of Certain Documents by Reference, page 27

2.   We note that your registration statement incorporates by reference your Form 10-K for the year ended December 31, 2015, which in turn incorporates by reference Part III information from a proxy statement which you filed on April 26, 2016. Prior to seeking effectiveness, please amend your registration statement to incorporate by reference your proxy statement.

Exhibit 5.1

3.   Please have counsel revise enumerated opinion (5) to opine that your Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the depositary agreement and the depositary receipts. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3434 with any other questions.

                Sincerely,

                /s/ Michael Clampitt

                Michael Clampitt
                Senior Staff Attorney
                Office of Financial Services